                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2005

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F.   X                Form 40-F.
               -------                       -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes.                 No.   X
         -------             -------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

     China Southern Airlines Company Limited (the "Company") on April 29, 2005 published in local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the Company's first quarterly report of 2005. A copy of the English announcement is included in this Form 6-K of the Company.

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                      [LOGO]           [CHINESE CHARACTERS]
                     CHINA SOUTHERN AIRLINES COMPANY LIMITED

               (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (STOCK CODE: 1055)

                         FIRST QUARTERLY REPORT OF 2005


--------------------------------------------------------------------------------
  SUMMARY

  The unaudited financial statements of the Company for the First Quarterly Report were prepared in accordance with the PRC GAAP.

  This announcement is made by the Company pursuant to Rule 13.09 of the Listing Rules.
--------------------------------------------------------------------------------

1.   IMPORTANT NOTICE

     This announcement is made by China Southern Airlines Company Limited (the "Company") pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

     The directors (the "Directors") of the Company collectively and individually warrant that the information set out in this report does not contain any misrepresentation, misleading statement or material omission; and jointly and severally accept full responsibility as to the truthfulness, accuracy and completeness of the content herein.

     The first quarterly report of the Company for the year 2005 (the "First Quarterly Report") was prepared in accordance with the relevant rules and regulations of the China Securities Regulatory Commission.

     The unaudited financial statements of the Company for the First Quarterly Report were prepared in accordance with the accounting rules and regulations of the People's Republic of China ("PRC GAAP").

     Mr. Liu Shao Yong (Chairman), Mr. Si Xian Min (Chief of Accounting Work, President), Mr. Xu Jie Bo (Chief Financial Officer and Vice President) and Mr. Xiao Li Xin (Chief of Accounting Department and General Manager of the Financial Department) of the Company, warrant that the First Quarterly Report is true and complete.


2.   BASIC PARTICULARS OF THE COMPANY

     2.1  BASIC INFORMATION OF THE COMPANY

          Stock abbreviation:           China Southern
          Stock code:                   600029 (A share), 1055 (H share),
                                         ZNH (ADS)
          Company Secretary:            Su Liang
          Securities Representative:    Lei Bin
          Correspondence Address:       No. 278 Ji Chang Road, Guangzhou,
                                         Guangdong Province,
                                         People's Republic of China
          Telephone:                    020-86124737
          Facsimile:                    020-86659040
          e-mail address:               ir.cz@cs-air.com

     2.2  FINANCIAL INFORMATION

          2.2.1 Major Accounting Data and Financial Indices



                                                   AS AT          AS AT
                                                31 MARCH    31 DECEMBER
                                                    2005           2004    CHANGE
                                                                              (%)

                Total assets (RMB'million)        66,762         63,155      5.71
                Shareholders' equity
                 (excluding minority
                 interests) (RMB'million)         11,368         11,653     -2.45
                Net assets per share (RMB)          2.60           2.66     -2.45
                Adjusted net assets
                 per share (RMB)                    2.60           2.66     -2.45



                                                    FOR THE         FOR THE
                                                PERIOD FROM     PERIOD FROM
                                               1 JANUARY TO    1 JANUARY TO
                                                   31 MARCH        31 MARCH
                                                       2005            2004     CHANGE
                                                                                   (%)

                Net cash outflow from
                 operating activities
                 (RMB'million)                        1,496             -11        N/A
                Earnings per share (RMB)             -0.065           0.045        N/A
                Return on net assets                   -2.5%            1.7%      -4.2
                Return on net assets after
                 extraordinary gains
                 and losses                            -2.5%            1.8%      -4.3


          2.2.2 Profit and Loss Account


                                                      JANUARY - MARCH, 2005          JANUARY - MARCH, 2004
                                                   CONSOLIDATED    THE COMPANY    CONSOLIDATED    THE COMPANY
                                                   RMB million     RMB million    RMB million     RMB million

                REVENUE FROM PRINCIPAL
                 OPERATIONS                               8,266          6,398           5,245          3,652
                  Less: Operating costs of
                         principal operations             7,266          5,776           4,041          2,905
                        Business taxes and
                         surcharges                         232            178             153            103

                PROFIT FROM PRINCIPAL
                 OPERATIONS                                 768            444           1,051            644
                  Add: Profit from other
                        operations                           65             49              81             41
                  Less: Selling expenses                    564            427             402            275
                        General and
                         administration
                         expenses                           363            251             225            132
                        Finance expenses                    217            189             185            141



                                                      JANUARY - MARCH, 2005          JANUARY - MARCH, 2004
                                                   CONSOLIDATED    THE COMPANY    CONSOLIDATED    THE COMPANY
                                                   RMB million     RMB million    RMB million     RMB million

                OPERATING (LOSS)/PROFIT                    (311)          (374)            320            137
                  Add: Investment (loss)/income              (3)            29               8             91
                       Non-operating income                   8              5               2              -
                  Less: Non-operating expenses                2              1              13              7

                (LOSS)/PROFIT BEFORE INCOME TAX            (308)          (341)            317            221
                  Less: Income tax                          (45)           (56)             58             25
                  Minority interests                         22              -              63              -

                NET (LOSS)/PROFIT                          (285)          (285)            196            196


     2.3 As at the end of the reporting period, the Company had a total number of 137,528 shareholders.



                                                                                        NUMBER OF
                                                                                SHARES HELD AS AT
                                                                                         31 MARCH    TYPE OF
          NAME OF SHAREHOLDERS                                                               2005    SHAREHOLDER

          HKSCC Nominees Limited                                                    1,152,113,998       H shares

          Huaxia Growth Securities Investment Fund                                     44,123,769       A shares

          Bank of China - Huaxia Return Securities Investment Fund                     38,052,128       A shares



          Xinghe Securities Investment Fund                                            29,992,670       A shares

          China Merchant Bank Co., Ltd. - Zhong Xin Jing
            Dian Pei Zhi Securities Investment Fund                                    29,261,916       A shares

          The Industrial and Commerce Bank of China
            - Shanghai Stock Exchange 50 Openly Trading
               Index Fund                                                              26,077,646       A shares

          Xinghua Securities Investment Fund                                           25,175,921       A shares

          National Social Securities Fund 103 Group                                    22,083,609       A shares

          National Social Securities Fund 107 Group                                    20,998,539       A shares

          Boshi Value Growth Securities Investment Fund                                13,000,000       A shares



3.   MANAGEMENT DISCUSSION AND ANALYSIS

     3.1 BRIEF ANALYSIS OF THE COMPANY'S OVERALL OPERATIONAL ACTIVITIES DURING THE REPORTING PERIOD

          During the reporting period, the domestic aviation market sustained the continuing contraction trend from the forth quarter of 2004, until mid-March of 2005 when the demand in the PRC civil aviation market gradually increased. The sustained high fuel price, which might climb even higher, contributed to the high jet fuel costs borne by the Company. The Shareholders of the Company approved the purchase by the Company of the airline and airline business and assets of China Northern Airlines Company and Xinjiang Airlines Company which took effect on 31 December 2004. Five branch offices in Northern China, Xinjiang, Dalian, Changchun and Harbin were set up, thereby the operating scales of the Company were further expanded. The Company's total traffic volume was 1,566 million tonne-kilometers, representing a growth of 50% over the same period of last year; passengers carried were 9.46 million, representing an increase of 48% from the same period last year; cargo and mail traffic amounted to 160,000 tonne, representing an increase of 28% from the same period last year; passenger load factor was 67%, representing an increase of 2.6% from the same period last year. Meanwhile, the revenues and profits from our principal operations were RMB8,266 million which is an increase of 58% from the same period last year, and RMB768 million which is a decrease of 27% from the same period last year respectively. The decrease in profits from principal operations was mainly due to the combined effect of a 91% increase of jet fuel costs as compared to the same period last year, and the waiver of the levies of CAAC Infrastructure Development Fund in the same period of last year. As a result, the net loss for the first quarter of this year was RMB285 million.

          3.1.1 Principal operations or products representing more than 10% of the income or profit from the Company's principal operations


                                                                                                GROSS PROFIT
                PRINCIPLE OPERATION                                    INCOME           COSTS         MARGIN
                (BY BUSINESS OR PRODUCT)                        (RMB'million)   (RMB'million)            (%)
                --------------------------------------------------------------------------------------------

                Income from passenger transportation                    7,521
                --------------------------------------------------------------------------------------------
                Income from cargo and mail transportation                 684
                --------------------------------------------------------------------------------------------
                Others                                                     61
                --------------------------------------------------------------------------------------------
                Total                                                   8,266           7,266           12.1
                --------------------------------------------------------------------------------------------


                                                    By order of the Board
                                          CHINA SOUTHERN AIRLINE COMPANY LIMITED
                                                       LIU SHAO YONG
                                            Chairman of the Board of Directors


Guangzhou, the People's Republic of China
April 28, 2005

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo, Wu Rong Nan and Si Xian Min as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    CHINA SOUTHERN AIRLINES COMPANY LIMITED


                                    By     /s/   Su Liang
                                       -----------------------------------------
                                       Name:  Su Liang
                                       Title: Company Secretary


Date: April 29, 2005